Mail Stop 3561

September 25, 2009

Jeffrey Beunier
President, Chief Executive Officer, and Chairman of the Board of Directors
Universal Holdings, Inc.
1353 Old Temescal Road, Suite 108
Corona, CA 92881

> **Re: Universal Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 23, 2009**
> **File No. 333-152571**

Dear Mr. Beunier:

We have reviewed the above referenced filing and have the following comment. Our comment requests that you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within five business days.

1. We note that you engaged JSWA as your new principal accounting firm. We also note that as of September 22, 2009, JSWA does not appear on the list of accounting firms registered with the Public Accounting Oversight Board ("PCAOB"). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. In this regard, please tell us why you believe that the engagement of JSWA as your new principal accounting firm complies with Section 102 of the Sarbanes-Oxley Act of 2002. In your response, tell us the date that JSWA plans to become a PCAOB registered accounting firm.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant